SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                              COHOES BANCORP, INC.
                             ----------------------
                            (Name of Subject Company)

                            AMBANC HOLDING CO., INC.
                           --------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                   192 513 109
                                  -------------
                      (CUSIP Number of Class of Securities)

                                 John M. Lisicki
                      President and Chief Executive Officer
                               11 Division Street
                            Amsterdam, New York 12010
                                 (518) 842-7200
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                               John J. Spidi, Esq.
                            Malizia Spidi & Fisch, PC
                       1301 K Street, N.W. Suite 700 East
                             Washington, D.C. 20005
                                (202) 434 - 4660


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X].

                                   SCHEDULE TO

         This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO, dated August 9, 2000, as amended (the "Schedule TO") relating to an offer by Ambanc Holding Co., Inc., a Delaware Corporation, ("Ambanc"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares") of Cohoes Bancorp, Inc. for $16.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"), copies of which were attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

         All of the information in the Offer to Purchase and the related Letter of Transmittal is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO.


ITEM 11.  ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO is hereby amended and supplemented as follows:

         On October 6, 2000, Ambanc issued a press release announcing that the Offer would expire at 12:00 midnight, New York City Time, on October 6, 2000, without the conditions to the Offer being satisfied. Ambanc has instructed its depositary for the Offer to promptly return all Cohoes Shares theretofore tendered pursuant to the Offer and not withdrawn. A copy of the press release is filed herewith as Exhibit (a)(11) and the information set forth in the press release is incorporated by reference.

ITEM 12. EXHIBITS.

         Item 12 is hereby amended and supplemented as follows:

         (a)(11) Text of press release issued by Ambanc on October 6, 2000.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2000


                                            AMBANC HOLDING CO., INC.


                                       By: /s/John M. Lisicki
                                           -------------------------------------
                                           John M. Lisicki
                                           President and Chief Executive Officer